Diana Shipping Inc.
c/o Diana Shipping Services S.A.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

March 22, 2019

Christina E. Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Diana Shipping Inc. Tender Offer on Schedule TO File No. 005-81513

Dear Ms. Chalk:
Diana Shipping Inc. (the “Company”) is writing to follow up on your telephone conversation on Friday, March 15, 2019, with Seward & Kissel LLP, our outside legal counsel, regarding the tender offer (the “Tender Offer”) on Schedule TO of the Company, filed with the U.S. Securities and Exchange Commission on February 27, 2019, and with respect to your question as to whether the Company had any present intentions to repurchase additional common shares outside of the Tender Offer.
This letter confirms that the Company has no present intention or authority (from its board of directors) to conduct any further tender offers for its common shares or to repurchase any of its common shares outside of a tender offer, whether through a Rule 10b-18 purchase plan or otherwise.   Based on future market conditions both for the Company’s common stock and the dry bulk industry as well as the Company’s future cash position, the Company may evaluate and determine to seek to purchase additional shares in the future.

Very truly yours,

Diana Shipping Inc.

By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary